# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inspira Technologies Oxy B.H.N. Ltd., CIK 0001837493
CUSIP: M53637100
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 2 Ha-Tidhar St., Ra'anana, Israel (L3), 4366504
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001911964

## Reporting persons
- Joe Hayon: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 1,972,865; shared voting power 0; sole dispositive power 1,972,865; shared dispositive power 0; aggregate amount beneficially owned 1,972,865 (7.4% of the class)
  Comment: The beneficial ownership of the Reporting Person consists of (i) 628,539 ordinary shares, (ii) 1,213,833 ordinary shares vested pursuant to issued and outstanding restricted stock units, (iii) 57,159 ordinary shares issuable upon the exercise of options within 60 days of March 31, 2025 and (iv) 73,333 ordinary shares issuable upon the vesting of issued and outstanding restricted stock units within 60 days of March 31, 2025. The percentage above is based on 26,519,558 outstanding shares of issuer's ordinary shares.

## Item 1. Issuer
Name of issuer: Inspira Technologies Oxy B.H.N. Ltd.
Address of issuer's principal executive offices: 2 Ha-Tidhar St. Ra'anana, 4366504 Israel

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of Joe Hayon.
Address of principal business office or, if none, residence:
The address of the Reporting Persons is:

c/o Inspira Technologies Oxy B.H.N. Ltd.
2 Ha-Tidhar St.
Ra'anana, 4366504 Israel
Citizenship: Joe Hayon is a citizen of the State of Israel.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,972,865 ordinary shares
Percent of class: 7.4%
Sole power to vote or to direct the vote: 1,972,865 ordinary shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,972,865 ordinary shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Joe Hayon: /s/ Joe Hayon, Joe Hayon (05/15/2025)